UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
 FORM 11-K
 ______________________

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to             .
Commission File Number 1-14379
__________________________________________

CONVERGYS CORPORATION RETIREMENT AND SAVINGS PLAN

CONVERGYS CORPORATION
201 East Fourth Street
Cincinnati, Ohio 45202

Convergys Corporation Retirement and Savings Plan

Financial Statements and Supplemental Schedules

Years Ended December 31, 2015 and 2014

Report of Independent Registered Public Accounting Firm

To the Convergys Employee Benefits Committee of the Convergys Corporation
Retirement and Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Convergys Corporation Retirement and Savings Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2015 and delinquent participant contributions for the year then ended December 31, 2015, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedules is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Moore, Colson & Company, P.C.
Marietta, Georgia
June 28, 2016

Convergys Corporation Retirement and Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2015	2014
Assets
Investments	$425,857,475	$425,107,336

Receivables:
Participant contributions	579,883	592,792
Employer contributions	271,400	269,781
Notes receivable from participants	7,691,497	7,111,080
Other assets	3,367	1,050
Total assets	434,403,622	433,082,039

Net assets reflecting investments at fair value	434,403,622	433,082,039
Adjustment from fair value to contract value for fully benefit-responsive investment contract	(186,596)	(388,201)
Net assets available for benefits	$434,217,026	$432,693,838

See accompanying notes.

Convergys Corporation Retirement and Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2015	2014
Additions:
Participant contributions	$15,744,810	$13,738,973
Employer contributions	7,412,274	6,697,647
Rollover contributions	1,303,507	676,194
Dividend, interest, and other income	11,472,292	19,934,658
Other contributions	1,607,492	—
Net appreciation in fair market value of investments	—	6,526,243
Interest income on notes receivable from participants	318,967	304,934
Total additions	37,859,342	47,878,649

Deductions:
Benefits paid to participants	47,929,181	58,577,979
Administrative expenses	464,619	121,938
Net depreciation in fair market value of investments	7,109,623	—
Total deductions	55,503,423	58,699,917

Transfer from another qualified plan	19,167,269	—

Net increase (decrease)	1,523,188	(10,821,268)
Net assets available for benefits at beginning of year	432,693,838	443,515,106
Net assets available for benefits at end of year	$434,217,026	$432,693,838

See accompanying notes.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

1. Description of Plan

The following description of the Convergys Corporation Retirement and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Document or Summary Plan Description for a more complete description of the Plan’s provisions. Convergys Corporation (the Company) is the Plan Sponsor.
General
The Plan is a defined contribution plan available to all eligible employees who are twenty-one years of age or older of Convergys and related companies (a Participating Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Convergys Employee Benefits Committee (the Committee) is responsible for the general administration of the Plan. Fidelity Management Trust Company (FMTC) is the trustee of and recordkeeper for the Plan.
Plan Mergers and Transfers
Effective January 1, 2015, certain participant accounts formerly held under the SGS Holdings, Inc. 401(k) Plan (Stream Plan) were merged into the Plan. As a result of this transaction, $19,167,269 of investment assets and participant loans were transferred to the Plan and are included within the “Transfer from another qualified plan” caption of the accompanying Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2015. The changes in net assets of the Stream Plan are not included in the accompanying Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2014.

Contributions
Each year, participants may contribute a percentage of their pretax annual compensation, as defined in the Plan and set by the Committee. Participants may also rollover qualified distributions from other defined benefit or defined contribution plans. Each participant has the discretion to invest their contributions in a variety of mutual funds and common/collective trusts offered under the standard investment plan and can change their investment elections on a daily basis. Participants also have the option to create a self-directed brokerage account and invest their contributions in securities not offered under the standard investment plan. The self-directed brokerage account allows Plan participants to invest in a wide array of securities, mainly registered investment companies and common stock, beyond those offered under the standard plan offering. Effecitve January 1, 2014, Convergys contributes an employer match equal to 100% of the first 3% and 50% of the next 2% of eligible compensation deferred by the participant, provided that the participant has completed at least 1,000 hours of service during the 12-month period beginning on the date of first employment by Convergys. The matching contributions are invested in the same manner as participant contributions and are designed to comply with the safe harbor design under Section 401(K)(12) of the Internal Revenue Code (the Code or the IRC).
Participants age 50 and older (and those who will turn age 50 by December 31 of a given plan year) may take advantage of catch up contributions under the Code by saving an additional 1% to 50% of pay, subject to Code limits.
During 2015, corrective contributions of $1,607,492 were made on behalf of participants and are included within the “Other contributions” caption of the accompanying Statement of Changes in Net Assets for Benefits for the year ended December 31, 2015. These contributions represent market value adjustments.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and the matching Participating Company contributions and allocations of Plan earnings and administrative expenses. Allocations of Plan earnings and administrative expenses are based on participant earnings or account balances, as set forth in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Administrative Expenses

Certain costs and expenses of administering the Plan are paid by the Company except for fees paid to the investment managers from their respective funds and certain fees paid directly by the participants.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Vesting
Participants are vested immediately in their contributions plus actual earnings thereon. Participants are vested immediately in the matching Participating Company contribution portion of their accounts plus actual earnings thereon.
Participant Loans
Participants may borrow from their accounts up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at the prime lending rate plus 1% at the time the loan is initiated. Loans generally must be repaid within five years, unless the participant ceases to be an employee of a Participating Company, at which point any outstanding loan becomes immediately due and payable.
Payment of Benefits
Distribution of a participant’s vested account balance is made in one lump-sum payment to the participant, or to their beneficiary, upon termination of employment, permanent disability, or death. Participant accounts that are vested and in excess of $5,000 will not be distributed to the participant before they attain age 70 1/2 without the written consent of the participant. Participants may apply for hardship withdrawals, subject to approval by the Plan Administrator. Contributions and earnings are taxable to the participants, subject to certain exceptions, upon withdrawal from the Plan.
Company Stock Fund
The Plan invests in common shares of the Company through its Convergys Corporation Shares Fund. The Company has implemented a dividend pass through election for its participants.
Each participant is entitled to exercise voting rights attributable to the shares Convergys allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Committee directs the trustee otherwise. Participants have the same rights in the event of a tender or exchange offer.
2. Summary of Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (U.S. GAAP).
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedules. Actual results could differ from those estimates.
New Accounting Pronouncements
In July 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-12, “Plan Accounting: Defined Benefit Pension Plans, Defined Contribution Pension Plans and Health and Welfare Benefit Plans”. Under Part I of the ASU, fully benefit-responsive investment contracts are to be measured, presented and disclosed at contract value. Part II of the ASU simplifies certain disclosure requirements for plan investments. Part III of the ASU is not applicable to the Plan.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)
The ASU is effective for fiscal years beginning after December 15, 2015; however, early adoption is permitted. The amendments must be applied retrospectively to all periods presented. Adoption of this ASU for the 2016 plan year is not expected to have a material impact on the Plan’s financial statements and related disclosures.
In May 2015, the FASB issued ASU 2015-07, “Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent).” This ASU removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value (NAV) per share practical expedient. The ASU is effective for fiscal years beginning after December 15, 2015; however, early adoption is permitted. The amendments must be applied retrospectively to all periods presented. Adoption of this ASU for the 2016 plan year is not expected to have a material impact on the Plan’s financial statements and related disclosures.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion and disclosures related to the fair value measurements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value includes the Plan’s gains (losses) on investments bought and sold, as well as held during the year.
The Fidelity Managed Income Portfolio invests in fully benefit-responsive investment contracts. This fund is recorded at fair value (see Note 4); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the Statements of Net Assets Available for Benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.
Contract value is equal to principal balance plus accrued interest. There are no reserves against contract value for credit risk of the contract issuer or otherwise. Certain events could limit the ability of the Plan to transact at contract value with participants. Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g., divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan; or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that any such event that would limit the Plan’s ability to transact at contract value with participants is probable of occurring.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

3. Investments
During 2015 and 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	2015	2014
Net realized and unrealized (depreciation) appreciation in fair value of investments:
Shares of registered investment companies	$(11,826,643)	$(1,941,035)
Common/collective trusts	742,012	8,878,559
Common stock	3,984,588	(408,470)
Other	(9,580)	(2,811)
	$(7,109,623)	$6,526,243
The following presents investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2015 and 2014:

	2015	2014
Common Stock:
Convergys Corporation Shares Fund	$23,623,229	$21,774,945
Investments in shares of registered investment companies:
MFS Value R4	(a)	24,286,679
MFS Value R5	21,895,916	(a)
Fidelity Growth Company Fund	(a)	44,113,330
Fidelity Growth Company Fund Class K	46,847,259	(a)
AF Europac Growth R4	(a)	25,243,189
AF Europac Growth R6	24,245,924	(a)
Hotchkis & Wiley Mid Cap Value I Fund	(a)	21,697,675
Common/Collective Trust Funds:
NTGI SP500 Equity Index	(a)	70,809,212
NT COLL 500 Index	67,157,838	(a)
Fidelity Managed Income Portfolio II (at contract value)*	25,990,431	26,584,255
* The fair value of the Plan’s investment in this investment was $26,177,027 and $26,972,456 at December 31, 2015 and 2014, respectively.
(a) Investment is less than 5%.
4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

•	Level 1 - Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

•
Level 2 - Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

◦	Quoted prices for similar assets and liabilities in active markets

◦	Quoted prices for identical or similar assets or liabilities in markets that are not active

◦	Observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

◦	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

•
Level 3 - Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include managements own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methods used for assets measured at fair value. There have been no significant changes in methodologies used at December 31, 2015, as compared to December 31, 2014.

•	Registered investment companies: The fair values of these securities are based on observable market quotations for identical assets and are priced on a daily basis at the close of business.

•	Interest-bearing cash: The carrying value approximates fair value.

•
Common/collective trusts: The collective trust funds are public investment vehicles valued using a Net Asset Value (NAV) provided by the manager of each fund. The NAV is based on the underlying net assets owned by the fund, divided by the number of shares outstanding. The NAV’s unit price is quoted on a private market that is not active. However, the NAV is based on the fair value of the underlying securities within the fund, which are traded on active markets, and valued at the closing price reported on the active market on which those individual securities are traded. The significant investment strategies of the funds are as described in the financial statements provided by each fund. There are no restrictions on redemptions from these funds.

•
Common stocks: The fair values of these securities are based on observable market quotations for identical assets and are valued at the closing price reported on the active market on which the individual securities are traded.

•
Self-directed brokerage accounts: The self-directed brokerage account allows participants to invest in a wide array of securities. Participants can invest their plan assets in individual securities such as mutual funds, individual stocks and debt securities. The fair values of these securities are based on observable market quotations for identical assets and are valued at the closing price reported on the active market on which the individual securities are traded.

•
Other investments: Consist of investments in U.S. Government Securities, Corporate Debt Securities, Preferred Stocks, and Call Options. The fair values of these securities are based on observable market quotations for identical assets and are valued at the closing price reported on the active market on which the individual securities are traded.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

•
Group annuity contract: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer. Because the participants transact at contract value, fair value is determined annually for the financial statement reporting purposes only. In determining the reasonableness of the methodology, the Committee evaluates a variety of factors including review of existing contracts, economic conditions, industry and market developments, and overall credit ratings. Certain unobservable inputs are assessed through review of contract terms (for example, duration or payout date) while others are substantiated utilizing market data (for example, swap curve rate).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.
The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

	2015
	Total	(Level 1)	(Level 2)	(Level 3)
Investments:
Registered Investment Companies:
Lifecycle Funds	$106,580,799	$106,580,799	$—	$—
Bond/Fixed Income	27,097,153	27,097,153	—	—
Domestic Equity	121,113,726	121,113,726	—	—
International	24,245,924	24,245,924	—	—
Common/Collective Trusts:
Stable Value (a)	26,177,027	—	26,177,027	—
Fixed Income (b)	1,477,947	—	1,477,947	—
Domestic Equity (c)	70,347,047	—	70,347,047	—
International (d)	1,652,011	—	1,652,011	—
Self-Directed Brokerage Accounts:
Cash	4,265,698	4,265,698	—	—
Registered Investment Companies:
External Fund	3,217,763	3,217,763	—	—
Fidelity Fund	2,245,397	2,245,397	—	—
Common Stock	10,437,543	10,437,543	—	—
Other	674,126	674,126	—	—
Group Annuity Contract	1,904,316	—	1,904,316	—
Interest-Bearing Cash	16,870	16,870	—	—
Common Stock of the Company	23,624,829	23,624,829	—	—
Common Stock - Telecommunications	779,299	779,299	—	—
Total Investments	$425,857,475	$324,299,127	$101,558,348	$—

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

	2014
	Total	(Level 1)	(Level 2)	(Level 3)
Investments:
Registered Investment Companies:
Lifecycle Funds	$76,618,466	$76,618,466	$—	$—
Bond/Fixed Income	30,256,939	30,256,939	—	—
Balanced/Hybrid	17,651,341	17,651,341	—	—
Domestic Equity	128,940,267	128,940,267	—	—
International	25,243,189	25,243,189	—	—
Common/Collective Trusts:
Stable Value (a)	26,972,456	—	26,972,456	—
Fixed Income (b)	1,361,614	—	1,361,614	—
Domestic Equity (c)	72,389,478	—	72,389,478	—
International (d)	1,445,121	—	1,445,121	—
Self-Directed Brokerage Accounts:
Cash	5,059,874	5,059,874	—	—
Registered Investment Companies:
External Fund	3,474,967	3,474,967	—	—
Fidelity Fund	1,778,105	1,778,105	—	—
Common Stock	10,852,769	10,852,769	—	—
Other	458,318	458,318	—	—
Interest-Bearing Cash	22,753	22,753	—	—
Common Stock of the Company	21,776,443	21,776,443	—	—
Common Stock - Telecommunications	805,236	805,236	—	—
Total Investments	$425,107,336	$322,938,667	$102,168,669	$—

(a)
This category includes the Fidelity Managed Income Portfolio II. The fund’s investment objective is to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the preservation of capital. The fund primarily invests in assets (typically fixed income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements) and enters into “wrapper” contracts issued by third parties and invests in cash equivalents represented by shares in a money market fund. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer to the fund. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan is required to provide a one year redemption notice to liquidate its entire share in the fund.

(b)
This category includes the Northern Trust Global Investments (NTGI) Aggregate Bond Index, which invests in U.S. government and agency securities, municipal bonds, and corporate notes and bonds. The primary objective of this fund is to hold a portfolio representative of the overall United States bond and debt market, as characterized by the Barclays U.S. Capital Aggregate Bond Index.

(c)
This category includes the NTGI Russell 2000 Equity Index, the NT Collective S&P 400 Equity Index and the NT Collective S&P 500 Equity Index, which invest in small, mid and large cap domestic equity securities. These funds seek to duplicate the investment composition and overall performance of the stocks included in the Russell 2000 Index, the S&P Mid Cap 400 Index and the S&P 500 Index, respectively.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

(d)
This category includes the NTGI Collective EAFE Index, which seeks to outperform the Morgan Stanley Capital International, Inc. (MSCI) Europe, Australia, and Far East Index (EAFE) by investing in internationally based companies listed on U.S. exchanges with the potential for significantly higher growth.

5. Investment Contract with Insurance Company

As of December 31, 2015 the Plan held a group annuity contract with Great-West Life & Annuity Insurance Company. The group annuity contract, Key Guaranteed Portfolio Fund, is a fixed account that is part of the general account of Great-West Life & Annuity Insurance Company. The methodology for calculating the interest credit rate is based on the earnings of the underlying assets in the entire medium long-term new portfolio compared to the minimum interest crediting rate (which will never be less than 0% as stated in the contract), and prevailing market conditions. Interest crediting rate is reset quarterly. At December 31, 2015, the Key Guaranteed Portfolio Fund’s fair value equaled its contract value of $1,904,316.

Effective May 15, 2015, the Plan terminated the group annuity contract. Great-West Life & Annuity Insurance Company exercised its right to defer payment of the amount for 12 months. All future contributions and distributions to and from the Key Guaranteed Portfolio Fund were suspended at that time. The fund was liquidated in May 2016 and the assets were transferred into other investment options.

The average yield earned by the Plan is derived by averaging the quarterly gross interest rates for the fund over the year. That average for 2015 was 1.20%. The actual average yield earned by the Plan is derived by averaging the Plan’s quarterly interest rates. That average for 2015 was 1.20%.

6. Party-In-Interest Transactions

Certain Plan investments are shares of mutual funds and common/collective trusts managed by Fidelity Investments, a related company to FMTC. FMTC is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Certain professional and accounting fees incurred in connection with the operation of the Plan are paid directly by the Company. The Plan holds common shares of the Company. Party-in-interest transactions also include loans made to participants.
7. Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated June 18, 2014, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions. The IRS concluded an audit of the 2009 and 2010 Plan years in July 2014, from which no audit findings were communicated by the IRS to Plan management. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2012.
8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

9. Plan Termination
Although Convergys has not expressed any intent to do so, the Company reserves the right under the Plan to discontinue matching contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the participant’s accounts will be distributed per the terms of the Plan.
10. Differences Between Financial Statements and Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2015	2014
Net assets available for benefits per the financial statements	$434,217,026	$432,693,838
Amounts allocated to withdrawn participants	(67,718)	(394,462)
Adjustment from fair value to contract value for fully benefit-responsive investment contract	186,596	388,201
Net assets available for benefits per Form 5500	$434,335,904	$432,687,577
The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2015:

Benefits paid to participants per the financial statements	$47,929,181
Add: Amounts allocated on Form 5500 to withdrawn participants at December 31, 2015	67,718
Less: Amounts allocated on Form 5500 to withdrawn participants at December 31, 2014	394,462
Benefits paid to participants per the Form 5500	$47,602,437
Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end, but not yet paid.
The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2015:

Total additions per the financial statements	$37,859,342
Less: Net depreciation in fair market value of investments	7,109,623
Add: Adjustment from fair value contract value for fully benefit-responsive investment contract at December 31, 2015	186,596
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contract at December 31, 2014	388,201
Total income per the Form 5500	$30,548,114

Supplemental Schedules

Convergys Corporation Retirement and Savings Plan

EIN #31-1598292 Plan #002

Schedule H, Line 4a - Schedule of Delinquent
Participant Contributions

Year Ended December 31, 2015

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under Voluntary Fiduciary Correction Program and PTE 2002-51
Check here if Late Participant Loan Repayments are Included: ☐	Contributions Not Corrected (a)	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP

Payroll period 07/10/2015, remitted 07/22/2015	$541,105	$—	$—	$—
Payroll period 09/18/2015, remitted 10/02/2015	18,675	—	—	—
Payroll period 12/24/2015, remitted 04/28/2016	4,093	—	—	—
Payroll period 12/24/2015, remitted 06/02/2016	23,578	—	—	—
	$587,451	$—	$—	$—

(a) Corrections pending

Convergys Corporation Retirement and Savings Plan

EIN #31-1598292 Plan #002

Schedule H, Line 4i - Schedule of Assets
(Held at End of Year)

December 31, 2015

(a)	(b)	(c)		(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value		Cost (1)	Current Value

	Common Stock
*	Convergys Corporation Shares Fund	949,105	shares		$23,623,229
	Cincinnati Bell Shares Fund	216,179	shares		778,244
	Stock Purchase Account				2,655
					24,404,128
	Registered Investment Companies
*	Fidelity Cash Reserve Fund	16,870	shares		16,870
	Vanguard Target Retirement 2010 Fund	137,871	shares		2,693,993
	Vanguard Target Retirement 2015 Fund	241,249	shares		4,663,349
	Vanguard Target Retirement 2020 Fund	724,692	shares		13,906,845
	Vanguard Target Retirement 2025 Fund	876,827	shares		16,721,098
	Vanguard Target Retirement 2030 Fund	1,141,538	shares		21,620,727
	Vanguard Target Retirement 2035 Fund	871,468	shares		16,401,035
	Vanguard Target Retirement 2040 Fund	687,742	shares		12,853,889
	Vanguard Target Retirement 2045 Fund	436,975	shares		8,167,057
	Vanguard Target Retirement 2050 Fund	251,288	shares		4,696,564
	Vanguard Target Retirement 2055 Fund	124,063	shares		2,318,729
	Vanguard Target Retirement 2060 Fund	14,546	shares		271,713
	Vanguard Target Retirement Income	115,602	shares		2,265,801
*	Fidelity Growth Company Fund Class K	342,351	shares		46,847,259
*	Fidelity High Income Fund	919,285	shares		7,308,317
	Metropolitan Total Return Bond I	1,863,356	shares		19,788,836
	Victory Integrity Small-Cap Value Fund Class R6	238,463	shares		7,423,355
	Goldman Sachs Mid Cap Fund	513,378	shares		17,049,269
	MassMutual Select Mid Cap Growth Equity II Fund I	1,038,699	shares		18,810,833
	Eagle Small-Cap Growth Fund R6	176,448	shares		9,087,093

	MFS Value R5	667,762	shares	21,895,916
	AF Europac Growth R6	534,994	shares	24,245,924
				279,054,472
	Common/Collective Trust Funds
*	Fidelity Managed Income Portfolio II	25,990,431	units	26,177,027
	NTGI COLL EAFE Index	12,631	units	1,652,011
	NTGI RUS 2000 Equity Index	14,862	units	2,713,288
	NTGI AGGR Bond Index	12,501	units	1,477,947
	NT COLL SP 500 Index	311,695	units	67,157,838
	NT SP MC 400 Index	2,405	units	475,921
				99,654,032
	Other Investments
	Great West Life	Key Guaranteed Portfolio Fund		1,904,316
	Participant Self-Directed Brokerage Accounts			20,840,527

	Investments at Fair Value			425,857,475

	Loans
*	Participant loans	Varying maturity dates with interest rates ranging from 4.25% to 10.50%		7,691,497

	Total investments			$433,548,972

*Indicates parties-in-interest to the Plan.
(1) Cost information not required as investments are participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Convergys Corporation Employee Benefits Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CONVERGYS CORPORATION RETIREMENT AND SAVINGS PLAN

By:	/s/ Taylor C. Greenwald
Taylor C. Greenwald
Senior Vice President and Controller
Convergys Corporation

June 28, 2016

EXHIBIT INDEX

Exhibit No.

23.1        Consent of Independent Registered Public Accounting Firm